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                                                                     EXHIBIT 3.1

                 AMENDED AND RESTATED ARTICLES OF INCORPORATION

                                       OF

                        PREFORMED LINE PRODUCTS COMPANY

     FIRST: The name of the corporation shall be Preformed Line Products
Company.

     SECOND: The place in the State of Ohio where the principal office of the corporation is located is Mayfield Village, Cuyahoga County.

     THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be formed under Sections 1701.01 to 1701.98, inclusive, of the Ohio Revised Code.

     FOURTH: The number of shares which the corporation is authorized to have outstanding is Fifteen Million (15,000,000) shares of Common Stock, with the par value of Two Dollars ($2.00) per share.

     FIFTH: No holder of shares of the corporation of any class shall be entitled as such, as a matter of right, to subscribe for or purchase shares of any class, now or hereafter authorized, or to subscribe for or purchase securities convertible into or exchangeable for shares of the corporation or to which shall be attached or appertain any warrants or rights entitling the holder thereof to subscribe for or purchase shares, except such rights of subscription or purchase, if any, for such considerations and upon such terms and conditions as its Board of Directors from time to time may determine.

     SIXTH: Except as otherwise provided in these Amended and Restated Articles of Incorporation or the Amended and Restated Code of Regulations of the corporation as in effect from time to time, notwithstanding any provision of Sections 1701.01 to 1701.98, inclusive, of the Ohio Revised Code and any amendments heretofore or hereafter made thereto, any action requiring for any purpose the vote, consent, waiver or release of the holders of shares entitling them to exercise two-thirds or any other proportion of the voting power of the corporation or of any class or classes of shares thereof, such action may be taken by the vote of the holders of shares entitling them to exercise a majority of the voting power of the corporation, or of such class or classes, unless the proportion designated by such statute cannot by law be altered by these Amended and Restated Articles of Incorporation.

     SEVENTH: The corporation may from time to time, pursuant to authorization by the Board of Directors and without action by shareholders, purchase or otherwise acquire outstanding shares of the corporation of any class or classes in such manner, upon such terms, for such considerations and in such amounts as the Board of Directors shall determine.

     EIGHTH: No shareholder may cumulate such shareholder's voting power in the election of directors.

     NINTH: Any amendment of these Articles shall require an affirmative vote of the holders of the shares entitling them to exercise at least a majority of the voting power of the corporation on such amendment; provided, however, that any amendment of these Articles, or other action of the shareholders, having the effect of rendering the provisions of Chapter 1704 of the Ohio Revised Code (Transactions Involving Interested Shareholders) not applicable to the corporation shall require the vote required by the Ohio Revised Code.

     TENTH: These Amended and Restated Articles of Incorporation amend and restate in their entirety, and supersede and take the place of, the existing Articles of Incorporation of the corporation and all amendments thereto.